SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Direct dial (212) 735-2839 Direct fax (917) 777-2839 Email address Neil.Stronski@skadden.com	ONE MANHATTAN WEST NEW YORK 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 14, 2020

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VIA EDGAR TRANSMISSION AND EMAIL

Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CoreLogic, Inc.

DEFA14A filed September 11, 2020

DEFA14As filed September 10, 2020

`	DEFA14A filed September 4, 2020

PREC14A filed September 4, 2020

File No. 1-13585

Dear Ms. Chalk:

We are writing on behalf of our client, CoreLogic, Inc., a Delaware corporation (“CoreLogic” or the “Company”), in response to the letter from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated September 11, 2020 (the “Comment Letter”), relating to the above-referenced solicitation materials filed pursuant to Rule 14a-12 (the “Solicitation Materials”) and preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”).

Set forth below are CoreLogic’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is reprinted in bold and is followed by CoreLogic’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Preliminary Proxy Statement.

Christina Chalk

September 14, 2020

Concurrently with this letter, CoreLogic is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff as well as general updates to the Preliminary Proxy Statement.

Preliminary Proxy Statement filed September 4, 2020 – General

1.

Please generally revise the proxy statement to characterize opinions and beliefs as such, rather than presenting them as statements of fact. The following are some examples of statements that should be revised:

•	“Senator and Cannae themselves recognize that CoreLogic shares are worth more than $65.00 per share.”

Response: The Company respectfully notes that as reported in their Schedule 13D filed on June 30, 2020, Senator and Cannae purchased more than 2 million Company shares after the public announcement of their acquisition proposal at prices as high as $68.27. As a result, the Company believes these facts clearly indicate that Senator and Cannae recognize that CoreLogic’s shares are worth more than $65 since they were willing to pay more than $3 per share above their $65 per share proposal. In response to the Staff’s comment the Company has modified the referenced disclosure on page 8 of the Amended Preliminary Proxy Statement as follows:

“Senator and Cannae themselves appear to recognize that CoreLogic shares are worth more than $65.00 per share since they acquired additional shares at prices above the Acquisition Proposal offer price.”

•	“The timing of the Acquisition proposal is highly opportunistic.”

Response: The Company has modified the referenced disclosure on page 8 of the Amended Preliminary Proxy Statement as follows:

“Your Board believes that the timing of the Acquisition Proposal is highly opportunistic.”

•

“CoreLogic, Under Your Board of Directors, is Delivering Exceptional Operating and Financial Results, Has a Strong Foundation Underpinning its Outlook, and Has Rewarded Stockholders With Strong Results.”

Response: The Company has modified the referenced disclosure on page 9 of the Amended Preliminary Proxy Statement as follows:

“We Believe that CoreLogic, Under Your Board of Directors, is Delivering Exceptional Operating and Financial Results, Has a Strong Foundation Underpinning its Outlook, and Has Rewarded Stockholders With Strong Returns.”

Christina Chalk

September 14, 2020

In addition, on page 9 of the Amended Preliminary Proxy Statement, we have modified the following statement “CoreLogic is delivering exceptional operating and financial results” as set forth below:

“Your Board believes that recent performance demonstrates that CoreLogic is delivering exceptional operating and financial results.”

In addition, on page 9 of the Amended Preliminary Proxy Statement, we have modified the following statement “The Company has a strong foundation underpinning its outlook” as set forth below:

“Your Board believes CoreLogic has a strong foundation underpinning its outlook”

2.	Identify (by footnote or otherwise) the “other publicly-traded information services providers” to which you are comparing CoreLogic and which you state trade at “considerably higher multiples.”

Response: The Company has added a footnote on page 10 of the Amended Preliminary Proxy Statement as follows:

“The other publicly-traded information services providers referenced are CoStar, Dun & Bradstreet, Equifax, Experian, Fair Isaac, IHS Markit, RELX, Thomson Reuters, TransUnion, Verisk and Wolters Kluwer.”

3.	Clarify and provide support for the following statement on page 10: “Each 1x of multiple expansion adds approximately $7.00 per share to the Company’s value.”

Response: The Company has added the following disclosure on page 10 of the Amended Preliminary Proxy Statement to provide support for the statement referenced by the Staff.

“As shown in Exhibit 2 below, at $66.40 (the closing stock price on September 4, 2020), CoreLogic has a total enterprise value (“TEV”) of approximately $6.9 billion, which represents an 11.7x TEV / fiscal year 2020 estimated adjusted EBITDA multiple. Increasing CoreLogic’s TEV / fiscal year 2020 estimated adjusted EBITDA multiple to 12.7x implies a share price of $73.62 – an increase of $7.22 – holding all other assumptions constant.”

Christina Chalk

September 14, 2020

Exhibit 2
Illustrative TEV / Estimated Adjusted EBITDA Multiple for Fiscal Year 2020	11.7x	12.7x
(x) Estimated Adjusted EBITDA for Fiscal Year 2020[1]	$590	$590

TEV	$6,878	$7,468
(-) Net Debt[2]	(1,451)	(1,451)

Equity Value	$5,427	$6,017
(/) Fully Diluted Shares Outstanding	82	82

Implied Share Price	$66.40	$73.62
$ Increase		$7.22

Source: FactSet (9/4/20); CoreLogic public filings

Note: $ in millions, except per-share values

1.	Estimated adjusted EBITDA based on midpoint of fiscal year 2020 guidance issued on July 23, 2020
2.	Net Debt calculated as total debt + pension liabilities - cash - investment in affiliates

4.

You allege that “[a]ll of the Senator and Cannae Nominees have been hand-picked by Senator and Cannae with the goal of implementing their undervalued proposal to acquire the Company.” As requested above, revise to express this statement as your opinion. In addition, include balancing disclosure regarding the fiduciary duties to which the Eligible Nominees will be subject if elected/appointed to the CoreLogic Board, which will obligate them to act in the interests of all CoreLogic shareholders.

Response: The Company has modified the referenced disclosure on page 11 of the Amended Preliminary Proxy Statement as follows:

“Your Board believes that all of the Senator and Cannae Nominees have been hand-picked by Senator and Cannae with the goal of implementing Senator and Cannae’s undervalued proposal to acquire the Company, although subject to fiduciary duties.”

5.

Clarify the interplay between Proposal 2 and Proposal 3. That is, if all current directors on the Board are removed pursuant to the passage of Proposal 2, explain who would appoint any new directors pursuant to Proposal 3. If this will happen before the existing directors leave office, please clarify.

Response: The Company respectfully notes there are 12 directors on the CoreLogic Board and that, since Proposal 2 only seeks the removal of nine of the 12 directors currently serving on the Board, no situation would arise where all directors on the Board are removed pursuant to the passage of Proposal 2. In light of this, in the event that Proposal 2 is approved resulting in one and up to nine directors being removed, the Company plans to have the three or more remaining directors fill vacancies on the Board by appointing directors from among the Eligible Nominees who have been approved pursuant to Proposal 3. However, in light of the Staff’s comment, the Company has modified the disclosure on page 5 (with conforming modifications made to similar disclosure in the Notice of Special Meeting and on pages 15 and 16 of the Amended Preliminary Proxy Statement) as follows:

Christina Chalk

September 14, 2020

“In the event of the valid adoption of the Nomination Proposal, pursuant to Section 5.2 of CoreLogic’s Amended and Restated Certificate of Incorporation (the “Charter”) and Section 3.3 of the Bylaws, the directors remaining in office will, subject to applicable law, fill any vacancies on the Board resulting from removals from among the Senator and Cannae Nominees, if any, who have received the affirmative vote of the holders of a majority in voting power of the Company’s stock entitled to vote thereon, present in person or represented by proxy at the Special Meeting (the “Eligible Nominees”).”

6.

See our last comment and refer to the disclosure in the last two paragraphs on page 16. Explain the qualifier “subject to applicable law” regarding the Board’s ability to fill vacancies. If you believe there are limitations on the Board’s ability to appoint Eligible Nominees resulting from removals, please describe them.

Response: Pursuant to Section 3.3 of Article III of the Company’s Amended and Restated Bylaws (the “Bylaws”) and Section 5.2 of Article V of the Company’s Amended and Restated Certificate of Incorporation, the Board has the exclusive power to fill any vacancies on the Board resulting from the removal of directors. However, when the Board takes action to appoint new directors, it must do so subject to applicable law governing the conduct of directors. For example, if one of Senator and Cannae’s nominees were to die, enter into a consent decree prohibiting service as a public company director or be convicted of a fraud or crime of moral turpitude prior to appointment that led the Board to conclude that such nominee was unfit for appointment to the Board, the Board may conclude that it is unable to appoint that nominee as a director based on applicable law. We have added additional language in each place in the Amended Preliminary Proxy Statement where the appointment of Senator and Cannae’s nominees is qualified by the phrase “subject to applicable law” to clarify that the Board is not currently aware of any facts that would prevent any of the Senator and Cannae Nominees from being appointed to CoreLogic’s Board of Directors under applicable law.

7.	If shareholders may also submit a revocation letter to Senator or Cannae, revise to indicate.

Response: Pursuant to Section 2.9 of Article II of the Bylaws, “a stockholder may revoke any proxy which is not irrevocable by…filing an instrument in writing revoking the proxy … with the Secretary of the Corporation.” The Company’s Bylaws do not provide that such a revocation letter can be delivered to a third party. Based on this, we do not believe it is necessarily the case that shareholders may revoke a proxy by submitting a revocation letter to Senator or Cannae.

8.

Provide support supplementally for your belief that the Foley Network Companies have received FTC subpoenas. Avoid such an assertion in future filings without providing support in the filing explaining the basis for your belief.

Christina Chalk

September 14, 2020

Response: As a matter of practice, we understand that the Federal Trade Commission (the “FTC”) does not seek documents, data and information from only one side to a transaction. This is especially true in an unsolicited proposal where the most relevant information about transaction rationale and the proposed transaction’s effects on competition resides in the files of the acquirors, their affiliates and associated/related parties.

In the FTC’s communications with CoreLogic, the FTC has repeatedly highlighted its investigative focus on Senator and Cannae, their affiliates and associated/related parties. For example, the Civil Investigate Demand (“CID”) issued to CoreLogic on August 7, 2020 identifies the “subject of investigation” as “Cannae Holdings, Inc._Senator Focused Strategies, LP/CoreLogic, Inc.” Similarly, the Subpoena Duces Tecum (“Subpoena”) issued to CoreLogic on August 7, 2020 identifies the “subject of investigation” as “Cannae Holdings, Inc._Senator Focused Strategies, LP/CoreLogic, Inc.” More recent emails from the FTC requesting information about CoreLogic’s continuing response to the CID and Subpoena contain the subject line “Cannae-Senator/CoreLogic.” Further, we understand it is the FTC’s practice to use reciprocally styled requests to transaction parties in an investigation. Certain specifications in the CID and Subpoena appear only applicable to Senator and/or Cannae (e.g., Specification 18 of the CID and Specification 14(e) of the Subpoena, which call for plans or attempts to integrate CoreLogic with Foley Network companies including Black Knight, Fidelity National Financial, Dun & Bradstreet and Optimal Blue) and would appear to be targeted to Senator and Cannae and relevant only if Senator and Cannae and/or their affiliates or associated entities had received a similar CID or Subpoena. Further, the CID and Subpoena include specifications related to competition between CoreLogic and companies related to Senator or Cannae, such as Black Knight and Fidelity National Financial.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2839.

Very truly yours,

/s/ Neil Stronski

Neil Stronski

Enclosure

cc:	F. Aaron Henry

Chief Legal Officer and Corporate Secretary

CoreLogic, Inc.

Angela Grinstead

Christina Chalk

September 14, 2020

Executive, Deputy General Counsel and Assistant Secretary

CoreLogic, Inc.

Jan Morris

Sr. Principal, Associate General Counsel

CoreLogic, Inc.

Stephen Arcano

Skadden, Arps, Slate, Meagher & Flom LLP